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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                        BROWNING-FERRIS INDUSTRIES, INC.
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             (Exact name of registrant as specified in its charter)

               Delaware                                   74-1673682
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(State of Incorporation or Organization)       (IRS Employer Identification No.)


    757 N. Eldridge, Houston, Texas                          77079
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(Address of principal executive offices)                   (Zip Code)

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
If this form relates to the registration of a                  If this form relates to the registration of a class
class of securities pursuant to Section 12(b) of               of securities pursuant to Section 12(g) of the
the Exchange Act and is effective pursuant to                  Exchange Act and is effective pursuant to General
General Instruction A.(c), please check the                    Instruction A.(d), please check the
following box.  [ X ]                                           following box.  [  ]


Securities Act registration statement file number to which this form relates:     N/A
                                                                             --------------
                                                                            (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:


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

                                                                    Name of each exchange
Title of each class                                                 on which each class is
to be so registered                                                 to be registered
--------------------                                                -----------------------
Preferred Stock Purchase Rights                                     New York Stock Exchange, Inc.
(Pursuant to Rights Agreement dated as of June 3, 1998)             Chicago Stock Exchange, Inc.
                                                                    Pacific Exchange, Inc.
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Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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                                (Title of Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

                  On June 3, 1998, the Board of Directors of Browning-Ferris
Industries, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.16-2/3 per share, of the Company ("Common Stock"). The distribution is payable to the stockholders of record at the close of business on June 15, 1998. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preferred stock designated as Series B Junior
Participating Preferred Stock ("Preferred Stock") at a price of $125.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the
"Rights Agreement") between the Company and First Chicago Trust Company of New
York, as Rights Agent (the "Rights Agent").

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights
Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons
(an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common
Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights
Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on June 15, 2008 (the "Expiration
Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights
Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this







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paragraph, all Rights that are, or (under certain circumstances specified in the
Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $125.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $250.00 worth of Common Stock (or other consideration, as noted above) for $125.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $125.00.

                  In the event that, on or at any time after a Stock Acquisition
Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's
Common Stock are changed into or exchanged for other securities or assets or
(iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, then, and in each such case, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value
(determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  Up to and including the tenth business day after a Stock
Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period



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under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

                  As of June 9, 1998, there were 177,977,533 shares of Common
Stock of the Company issued and outstanding and 35,810,743 shares of Common
Stock of the Company in the treasury. As of June 9, 1998, options to purchase
10,715,685 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on June 15, 1998, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common
Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Four million shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The
Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock
Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

                  In addition, certain provisions of the Company's Restated
Certificate of Incorporation may have anti-takeover effects. The Restated
Certificate of Incorporation provides, among other things, (i) for a classified
Board of Directors divided into three classes, (ii) that a Business Combination
(as defined) with a stockholder holding 10% or more of the Voting Shares (as defined) be approved by a majority of unaffiliated stockholders and 80% of issued and outstanding Voting Shares unless such Business Combination is approved by a majority of the Continuing Directors (as defined) and certain minimum price and other criteria are satisfied, (iii) that only the Board of Directors may call for a special meeting of stockholders, and (iv) stockholder action only at a stockholders' meeting and not by written consent. In addition, the By-laws of the Company provide, among other things, that stockholders wishing to nominate a director at an annual meeting give advance written notice of such nomination not later than 90 days in advance of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting.

                  The Rights Agreement, dated as of June 3, 1998, between the
Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.




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ITEM 2.  EXHIBITS.

         1        Rights Agreement, dated as of June 3, 1998, between
                  Browning-Ferris Industries, Inc. and First Chicago Trust
                  Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to
                  Purchase Preferred Stock as Exhibit C. Pursuant to the Rights
                  Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).





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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 10, 1998                        BROWNING-FERRIS INDUSTRIES, INC.

                                           By:        /s/ Jeffrey E. Curtiss
                                              ----------------------------------
                                              Name:   Jeffrey E. Curtiss
                                              Title:  Senior Vice President and
                                                      Chief Financial Officer






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                                  EXHIBIT INDEX

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    Exhibit       Description                                                       Page
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
         1        Rights Agreement, dated as of June 3, 1998, between
                  Browning-Ferris Industries, Inc. and First Chicago Trust
                  Company of New York, as Rights Agent, including the form of
                  Rights Certificate as Exhibit B and the Summary of Rights to
                  Purchase Preferred Stock as Exhibit C. Pursuant to the Rights
                  Agreement, printed Rights Certificates will not be mailed
                  until after the Distribution Date (as such term is defined in the Rights Agreement).








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